

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2006

Mr. Hua Yang
Chief Financial Officer and Executive Vice President
CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central Hong Kong

> **Re: CNOOC Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 26, 2006**
> **File No. 1-14966**

Dear Mr. Hua Yang:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1.   Please explain why your auditors' report for the financial statements with the most recent period ended December 31, 2005 dated March 24, 2005. Please provide an audit report that is dated to reflect the date that fieldwork concluded, which we expect would be subsequent to the date of the most recent annual period in their report.

Note 3 Summary of Significant Accounting Policies, page F-20

Oil and Gas Properties

2.   We note your disclosure indicating that you capitalize borrowing costs attributed
        to the development of oil and gas properties until the assets are substantially
        ready for production. Please describe and disclose what you mean by
        "substantially ready for production" and clarify how your policy conforms with
        interest capitalization requirements of SFAS 34 for US GAAP.

Income Tax, page F-27

3.   We note that you measure your deferred tax assets and liabilities using enacted
        and substantially enacted tax rates. Please explain why this has not been
        identified as difference between Hong Kong and US GAAP. Refer to paragraph
        18 of SFAS 109.

Note 4 Acquisitions, F-33

4.   We note your disclosure stating, "The interest of the Group in the NWS Project
        has been charged to the other partners of the project as security for certain of the
        Group's liabilities relating to the Project." Please expand your disclosure to
        clarify what you mean by "charged to other partners" and what liabilities you are
        referring to.

Note 38 Significant Differences Between Hong Kong GAAP and US GAAP, page F-70

Oil and Gas Properties

5.   We note your disclosure on page F-14 indicating that you apply the units-of-
        production method under Hong Kong GAAP to amortize your onshore terminal
        assets. Please describe and clarify for us how this method is rationale and
        systematic under US GAAP given oil and gas reserves are not typically attributed
        to specific onshore terminal facilities. Please expand your disclosures to indicate
        how you attribute the reserve base to individual terminal facilities to compute
        amortization.

6.   Please expand your disclosure to clarify whether or not you have suspended well
        costs and provide expanded disclosures to address the following for US. GAAP
        purposes:

- Disclose the amount of capitalized exploratory well costs that is pending the determination of proved reserves.

- Disclose the amount of exploratory well costs that have been capitalized for a period of greater than one year after the completion of drilling at the most recent balance sheet date and the number of projects for which those costs relate.

- Describe the projects and the activities that it has undertaken to date in order to evaluate the reserves and the projects, and the remaining activities required to classify the associated reserves as proved for exploratory well costs that continue to be capitalized for more than one year after the completion of drilling at the most recent balance sheet date.

Refer to FASB Staff Position No. FAS 19-1 for US GAAP.

Convertible Debt

7. We note your disclosure on page F-25 indicating that your convertible debt includes an embedded cash settlement option and "other" embedded derivatives. Please address the following for US GAAP reconciliation purposes:

- Disclose your accounting policy of how you recognize the discount attributed to the convertible debt associated with the initial recognition and recording of the value of the embedded derivative liabilities.

- Quantify the discount for each reporting period.

- Disclose the general valuation model or technique used initially to value the embedded instruments.

- Please expand your disclosure to identify and quantify each separate embedded derivative and describe your analysis of how you concluded the embedded feature qualified as a derivative and when that determination was made.

- Specifically address whether or not the embedded conversion option qualifies as a derivative and the underlying reasons for your conclusion. Please cite authoritative US GAAP literature supporting your conclusion.

Earnings Per Share

8.   Please disclose whether you apply the "if converted method" in calculating earnings per share for US GAAP reconciliation purposes as it pertains to your convertible loans.

Supplemental Information on Oil and Gas Producing Activities (unaudited) page F-77

General

9.   Please expand your disclosure to describe how you determine oil and gas reserves under production sharing arrangements. Refer to item 3, Reserves, of item F, Issues in the Extractive Industries, in the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, which can be located at our website at:

http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm

10.   We note your 30% interest in Shanghai Petroleum and Natural Gas Company (Shanghai) which appears to be accounted for on the equity method of accounting for US. GAAP purposes and for which you appear to recognize revenues from oil and gas sales. Please clarify why your tabular presentations of supplemental information on oil and gas producing activities do not separately quantify the interest in Shanghai as in a manner set forth in illustrations one through five of Appendix A of SFAS 69. In the event you determine that your interest in Shanghai should be separately presented please expand your disclosures accordingly.

(d) Costs Incurred

11.   We note your disclosure does not precisely conform to that of illustration 2 of Appendix A of SFAS 69. For example, you have not separately componentized your acquisition costs by proved or unproved. Please modify your disclosure accordingly.

Item 15 Controls and Procedures, page 127

12.   Please expand your disclosure to indicate whether or not your disclosure controls and procedures are effective as of the end of the period covered by the report based on your evaluation. Refer to Item 15(a) of Form 20-F.

13.   Please expand your disclosure to address Item 15(d) of Form 20-F which requires that you disclose <u>any</u> change in your "internal control over financial reporting" identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting."

<u>Exhibit 12.1 and 12.2</u>

14.   We note that the wording of your certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not precisely match the language set forth in the Act. In this regard, your certifications include references throughout the certification to the *annual* report and include the title of the certifying officer in the introductory sentence. Refer to General Instructions B(6)(a) for the exact text of the required Section 302 certification, and amend your exhibits as appropriate.

Engineering Comments

<u>Glossary of Technical Terms, page 2</u>

<u>"proved developed reserves", "proved reserves", "proved undeveloped reserves", page 3</u>

15.   Your descriptions of proved reserves here are an incomplete version of those in Rule 4-10(a) of Regulation S-X. Please amend your document to include at least one reference to Rule 4-10(a), paragraphs (2) through (2)iii, (3) and (4) as the definitions of proved, proved developed and proved undeveloped oil and gas reserves, respectively. This is available at our website, http://www.sec.gov/about/forms/regs-x.pdf

<u>Selected Operating and Reserves Data, page 28</u>

16.   Please affirm to us that your disclosed proved reserves adhere to the three definitions in Rule 4-10(a) as referenced above.

17.   We note your statement, "At our request, Ryder Scott Company, an independent petroleum engineering consulting company, carried out an independent evaluation of the reserves of selected properties as of December 31, 2003, 2004 and 2005." With a view towards possible disclosure, please furnish us with a spreadsheet comparison between your proved reserve estimates and those of your petroleum engineering consultant for each of these properties. Tell us how these particular properties were selected.

<u>Net proved reserves at December 31, 2005, page 29</u>

18.   We note that a significant amount of your proved reserves are subject to
        production sharing agreements. Please tell us whether these disclosed volumes
        differ materially from those calculated with the "economic interest method". This
        method is discussed under Issues in the Extractive Industries | Definitions of
        Proved Reserves |Production Sharing Agreements on our website at:

        http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537

Oil and Natural Gas Reserves, page 33

19.   We note that approximately 50% of your proved reserves are undeveloped. Rule
        4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas
        reserves may be attributed to locations not offsetting productive units only "where
        it can be demonstrated with certainty that there is continuity of production from
        the existing productive formation (emphasis added)." Please submit to us the
        engineering and geologic justification for any PUD reserves you have claimed
        which are not in legal, technically justified locations offsetting (adjacent to)
        productive wells. Otherwise, please either affirm to us that none of your claimed
        PUD reserves are attributed to such locations or delete such volumes from your
        disclosed proved reserves.

Overseas Activity, page 44

20.   Please affirm to us that all your Australian and Indonesian proved reserves are
        estimated to be recovered within your current license terms. If you cannot, please
        justify your claim to proved reserves without extraction rights. Be advised we
        consider the history of oil and gas production license renewals by the pertinent
        authorities to be a prime consideration in the attribution of proved reserves. If
        there is an applicable record of non-renewals or no record, we would not consider
        the attribution of proved reserves past license expiry to be valid without
        conclusive, unambiguous support. If appropriate, amend your proved reserves
        that are subject to production licenses to remove those claimed that are estimated
        to be recovered after the expiration of your current licenses.

Acquisitions and Overseas Activities, page 69

21.   We note your statement, "Our share of reserves from this [North West Shelf]
        project is expected to be approximately 1.2 trillion cubic feet of natural gas. Our
        share of natural gas together with associated liquids is expected to be
        approximately 210 million BOE." Since you disclosed net proved reserves for
        this project of 126 MMBOE on page 46, the remainder – 84 MMBOE – appears

to be unproved reserves. Please amend your document here and elsewhere to remove any disclosure of unproved reserves.

Supplementary Information on Oil And Gas Producing Activities (Unaudited), page F-77

22.   Please clarify your statement, "Estimates of crude oil and natural gas reserves have been made by independent engineers." to disclose that portion of your reserves that were estimated by independent engineers.

Proved developed and undeveloped reserves, page F-77

23.   Financial Accounting Standard 69, paragraph 30 specifies that proved reserves and the associated standardized measure must be based on year-end prices. In the absence of year-end contractual arrangements that are specific to a property, the year-end market price, adjusted for normal differences such as transportation, quality and bonus, should be used. Please affirm to us that you have complied with these requirements and have not used "planning prices" or other substitute for year-end pricing in your proved reserve estimates or standardized measure calculation. If you cannot so affirm, submit a compilation of the effects of these surrogate prices on your 2005 proved reserve estimates and/or standardized measure. This is described in paragraph(h) at our website, www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537

24.   We note that your 2005 proved gas reserves to production ratio is approximately 38 years. Please describe to us the circumstances and conditions that lead to such a ratio. Address the portion of your proved gas reserves that are subject to sales contracts. Tell us the capital costs you have included in the standardized measure for future gas transportation projects and the associated proved gas reserves. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jonathan Duersch at (202) 551-3719 or in his absence Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief